SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Settlement of the Public Offering of Debentures

with Restricted Distribution Efforts

Rio de Janeiro, August 28, 2017 – Petróleo Brasileiro S.A. – Pursuant to the Material Fact dated July 26, 2017 and the press release dated August 16, 2017, Petrobras hereby informs that in August 25, 2017, the settlement of the 5th (fifth) issue of simple non-convertible unsecured debentures (“Issue” and “Debentures”) in the total amount of four billion, nine hundred and eighty-eight million, eight hundred and nineteen thousand reais (R$ 4,988,819,000.00) was concluded.

Of the total amount, one billion, three hundred and ninety million, eight hundred and ninety-two thousand reais (R$ 1,390,892,000.00) have been allocated in the series of incentive Debentures, which are exempt from income tax for individuals, such resources being allocated to the investment project in the infrastructure area classified as a priority under Ordinance No. 457 of September 29, 2015 of the Ministry of Mines and Energy.

The amount allocated to non-incentive Debentures was three billion, five hundred and ninety-seven million, nine hundred and twenty-seven thousand reais (R$ 3,597,927,000.00), which will be used in the ordinary course of business of Petrobras, especially for the prepayment of higher cost and/or shorter term debts.

Interest from investors surpassed twice the final amount, especially the order book, which reached an amount of approximately R$ 10.3 billion. During the bookbuilding procedure, the demand allowed the reduction of the rate of the series of Incentive Debentures maturing in 2022, which was priced under Treasury IPCA 2022, and the rate of the series indexed to the CDI with maturity in 2022, which was priced at 106.75% of CDI, below the initial rate of 110.25% of CDI.

The table below summarizes the final conditions obtained in the operation:

Series	1th Series	2nd Series	3th Series	4th Series
Type	Infrastructure Debenture	Infrastructure Debenture	Non-Infrastructure Debenture	Non-Infrastructure Debenture
Maturity	August 15, 2022	August 15, 2024	August 15, 2022	August 15, 2024
Initial Rate	Treasury IPCA 2022 + 0.00% p.y.	Treasury IPCA 2024 + 0.30% p.y.	110.25% of CDI	Treasury IPCA 2024 + 0.90% p.y.
Final Rate	Treasury IPCA 2022—0.05% p.y. (IPCA + 4.7176% p.y.)	Treasury IPCA 2024 + 0.30% p.y. (IPCA + 5.2092% p.y.)	106.75% of CDI	Treasury IPCA 2024 + 0.90% p.y. (IPCA + 5.8386% p.y.)
Allocated Amount (R$)	301,000,000	1,089,892,000	3,346,237,000	251,690,000

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro Chief Financial Officer and Investor Relations Officer